02047070

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 29, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Viver sem fronteiras

TELE CELULAR SUL PARTICIPAÇÕES S.A.

CNPJ/MF n.° 02.558.115/0001-21
NIRE n.° 4130001760-3

MINUTES OF THE 22ND EXTRAORDINARY MEETING
OF THE BOARD OF DIRECTORS

DATE AND VENUE: On the twenty-fifth (25th) day of the month of July, 2002, at 04:00 p.m., the Board of Directors of TELE CELULAR SUL PARTICIPAÇÕES S.A held an extraordinary meeting at Via Aurelia, n.° 737, in Rome, Italy. **PRESENT:** the Chairman of the Board, Mr. Elis Bontempelli and Director Guglielmo Noya. Mr. Guglielmo Noya was elected Secretary of the Board. The required quorum having been verified, it was explained that the meeting was held specifically as a consequence of the resignation submitted by a Director, and the following was decided: the Directors accept the resignation submitted by Tele Celular Sul Participações S.A. Director, Mr. Gianni Grisendi, taking to opportunity to acknowledge and thank him for the valuable contribution and good work performed. Forthwith the Directors, by unanimous vote and as provided in paragraph 1, article 31, combined with article 24, sole paragraph, both of the Company's Articles of Incorporation, as well as article 150 of Law n° 6404/76, appoint to fill his position until the next General Meeting Mr. Marco de Lissicich Drazich, an Italian citizen, legally separated, holder of a degree in Law, bearer of passport n° 590063 N, residing and domiciled in the city of Santiago, Chile, with professional office in the city of Rio de Janeiro/RJ, at Avenida República do Chile, n.° 500 – 25.° andar; **SIGNATURES AND APPROVALS:** There being no further business, the meeting was closed and these minutes were prepared, read and confirmed by the members of the Board of Directors.

Rome, July 25, 2002.

ELIS BONTEMPELLI
Chairman

GUGLIELMO NOYA
Director

GUGLIELMO NOYA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: July 29, 2002

By: ____________________
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer